# APPENDIX B:
# HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

# Hot Oven Cookies, LLC
# Balance Sheet - unaudited
# For the period ended 11/30/19

|  | Current Period 30-Nov-19 |
|---|---:|
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 5,000.00 |
| Petty Cash | - |
| Accounts Receivables | 1,200.00 |
| Inventory | 15,000.00 |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 21,200.00 |
| | |
| **Fixed Assets:** | |
| Long-term investments | 5,000.00 |
| Propert, plant, and equipment | 125,000.00 |
| **Total Fixed Assets** | 130,000.00 |
| | |
| **Other Assets:** | |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ 151,200.00 |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ 1,350.00 |
| Short-term Loans | 1,838.00 |
| Income taxes payable | 4,000.00 |
| Accrued salaries and wages | 10,000.00 |
| Other Liabilities | - |
| Current Portion of Long-Term Debt | - |
| **Total Current Liabilities** | 17,188.00 |
| | |
| **Long-Term Liabilities:** | |
| Springfield Grant-Loan | 7,500.00 |
| Mortgage Payable | - |

| | | |
|---|---|---:|
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | 7,500.00 |
| | | |
| **EQUITY** | | |
| Owner's Equity | | 68,392.00 |
| Dividends Paid/Owner's Draw | | - |
| Net Income | | 58,120.00 |
| **Total Equity** | | 126,512.00 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **151,200.00** |
| | | |
| <span style="color:red">Balance Sheet Check</span> | | - |

I, Sheila Coon, certify that:

1. The financial statements of Hot Oven Cookies included in this Form are true and complete in all material respects; and
2. The tax return information of Hot Oven Cookies has not been included in this Form as Hot Oven Cookies was formed on 04/02/2019 and has not filed a tax return to date.

Signature

Name: Sheila Coon

Title: CEO & Operator